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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52030

FACING PACE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pritchard Capital Partners, LLC

OFFICIAL USE ONLY
100480
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

103 Northpark Boulevard, Suite 101
(No. and Street)

Covington (City) LA (State) 70433 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Giustiniano 985-809-7000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte Sehrt Romig Hand
(Name- *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300 (Address) Covington (City) LA (State) 70433 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11017651

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Sec 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

BB 3/12

OATH OR AFFIRMATION

I, Todd Giustiniano ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pritchard Capital Partners, LLC as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Todd Giustiniano
Signature

CFO, COO
Title

Lorraine M. Dendinger #80454
Notary Public

LORRAINE M. DENDINGER
Notary Public
Parish of St Tammany
State of Louisiana

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRITCHARD CAPITAL PARTNERS, LLC

December 31, 2010

Audit of Financial Statements

December 31, 2010

CONTENTS

LaPorte Sehrt
Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Managers
Pritchard Capital Partners, LLC

Independent Auditor's Report

We have audited the accompanying statement of financial condition of **Pritchard Capital Partners, LLC** (the Company) as of December 31, 2010, and the related statements of loss, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows, for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Pritchard Capital Partners, LLC** as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaPorte, Sehrt, Romig & Hand
A Professional Accounting Corporation

Metairie, LA
February 19, 2011

111 Veterans Memorial Boulevard, Suite 600, Metairie, LA 70005 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Suite 300, Covington, LA 70433-4012 • 985.892.5850 • Fax 985.892.5956
Town Hall West, 10000 Perkins Rowe, Ste. 200, Baton Rouge, LA 70810-1797 • 225.296.5150 • Fax 225.296.5151
WWW.LAPORTE.COM

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash	$	444,870
Compensating Balance Held at Clearing Organization		100,000
Receivable from Brokers or Dealers		1,029,306
Receivable from Related Parties		37,702
Securities Owned, Held at Clearing Organization, at Fair Value		6,474
Securities Not Readily Marketable, at Estimated Fair Value		99,520
Furniture, Equipment, and Leasehold Improvements at Cost, Less Accumulated Depreciation and Amortization of $642,249		440,912
Other Assets		204,103
	$	2,362,887

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts Payable	$	184,368
Accrued Expenses		455,212
Payable to Related Parties		95,977
		735,557
MEMBERS' EQUITY		
Members' Equity, No Par Value, 801 Class A Units Authorized, Issued and Outstanding, 199 Class B Units Authorized, Issued and Outstanding		1,627,330
	$	2,362,887

The accompanying notes are an integral part of these financial statements.

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF LOSS
For the Year Ended December 31, 2010

REVENUES	
Commission Income	$ 5,726,268
Underwriting Fees	2,349,316
Placement Fees	3,430,040
Research Services	2,131,345
Interest Income	395
Other Income	654,135
Total Revenues	14,291,499
EXPENSES	
Employee Compensation and Benefits	11,619,538
Other Operating and General and Administrative Expenses	2,302,485
Occupancy	1,295,896
Brokerage Commissions and Fees	1,053,147
Research and Market Services	280,141
Regulatory Fees and Expenses	124,190
Total Expenses	16,675,397
NET LOSS	$ (2,383,898)

The accompanying notes are an integral part of these financial statements.

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2010

BALANCE - DECEMBER 31, 2009	$ 2,588,154
Net Loss for 2010	(2,383,898)
Contributions	1,520,074
Distributions	(97,000)
BALANCE - DECEMBER 31, 2010	$ 1,627,330

The accompanying notes are an integral part of these financial statements.

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2010

Subordinated Liabilities - Beginning of Year	$ -
Increases	-
Decreases	-
Subordinated Liabilities - End of Year	$ -

The accompanying notes are an integral part of these financial statements.

PRITCHARD CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (2,383,898)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
Depreciation	119,828
Loss on Disposal of Furniture and Equipment	222
Decrease in Receivable from Brokers or Dealers	25,265
Decrease in Receivable from Related Parties	430,556
Decrease in Securities Owned, Held at Clearing Organization	228,832
Increase in Other Assets	(81,783)
Decrease in Accounts Payable	(185,217)
Increase in Accrued Expenses	2,996
Decrease in Securities Sold Not Yet Purchased	(1,291)
Increase in Related Party Payable	(211,254)
Net Cash Used in Operating Activities	(2,055,744)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of Furniture and Equipment	(20,490)
Net Cash Used in Investing Activities	(20,490)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from Members	1,520,074
Distributions to Members	(97,000)
Net Cash Provided by Financing Activities	1,423,074
NET DECREASE IN CASH AND CASH EQUIVALENTS	(653,160)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	1,198,030
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 544,870

The accompanying notes are an integral part of these financial statements.

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY

Pritchard Capital Partners, LLC (the Company) is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company performs as an introducing broker and provides investment banking and investment advisory services. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

The Company is a Louisiana limited liability company that is a majority-owned subsidiary of Pritchard Capital Holding, LLC (Parent).

FURNITURE AND EQUIPMENT

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Depreciation charged to operations amounted to $119,828 for the year ended December 31, 2010.

INCOME TAXES

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its Members.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

RECEIVABLES FROM CUSTOMERS

Receivables are carried at original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2010, there was no allowance for doubtful accounts.

INVESTMENT SECURITIES

Marketable securities held for trading are valued at market value and securities not readily marketable are valued at fair value as determined by Management. The resulting difference between cost and market (or fair value) is included in income.

SECURITIES TRANSACTIONS

Securities transactions and related commission revenues and expenses are recorded and recognized on the trade date basis as securities transactions occur. Securities owned, held at clearing broker, and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

NOTE B
RECEIVABLE FROM BROKERS AND DEALERS

Accounts receivable from brokers or dealers represents uncollected commissions and fees due from other brokers and/or clearing organizations.

NOTE C
AGREEMENTS WITH CLEARING ORGANIZATIONS

The Company utilizes Jefferies and Company, Inc. as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $100,000. At December 31, 2010, $100,000 of cash was restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the SEC Uniform Net Capital Rules applicable to a correspondent introducing broker or $100,000. At December 31, 2010, the Company had net capital of $118,735, which was $18,735 in excess of its required net capital of $100,000.

NOTE D

SECURITIES

Securities owned, held at clearing broker, and securities sold, not yet purchased, consist of the Company's trading and investment accounts at market value. Securities not readily marketable are securities held in privately held companies and are maintained at an estimated fair value. These investments as of December 31, 2010, are summarized as follows:

Securities Owned, Held at Clearing Broker:	
Corporate Stocks	$ 6,474
Securities Not Readily Marketable:	
Corporate Stocks	$ 99,520

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), Topic 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

NOTE D

SECURITIES (Continued)

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2010.

The valuation of the Company's investments by the above fair value hierarchy at December 31, 2010, was as follows:

	Total	Level 1	Level 2	Level 3
Assets				
Securities Owned, Held at Clearing Broker	$ 6,474	$ 6,474	$ -	$ -
Securities Not Readily Marketable	99,520	-	-	99,520
Total	$ 105,994	$ 6,474	$ -	$ 99,520
Liabilities				
Securities Sold, Not Yet Purchased	$ -	$ -	$ -	$ -

During the year ended December 31, 2010, there were no changes in the estimated fair value of the assets which are measured using significant unobservable inputs.

NOTE E

COMMITMENTS AND CONTINGENCIES

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At December 31, 2010, all unsettled transactions were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

The Company is subject to various potential legal proceedings arising in the normal course of its business. Management believes the outcome of any known, pending, or threatened legal proceedings and claims will not have a material adverse effect on the Company's financial position.

The Company leases office space under various leases expiring between 2011 and 2013. Future minimum lease payments under these operating leases are as follows:

2011	$ 518,190
2012	273,140
2013	46,494
	$ 837,824

Rent expense totaled $723,223 for the year ended December 31, 2010.

NOTE F

RELATED PARTY TRANSACTIONS

The Company is managed by its Parent, Pritchard Capital Holding, LLC. Management fees paid to Pritchard Capital Holding, LLC for the year ended December 31, 2010, totaled $114,000.

Receivables from related parties include advances to employees of the Company and Members of the Company's Parent, and expenses to be reimbursed from the Parent. Payables to related parties include commissions and bonuses payable due to Members of the Company's Parent.

NOTE G

EMPLOYEE BENEFIT PLAN

A 401(k) employee benefit plan was adopted in 2003 that covers substantially all employees. The Company has the discretion to match a portion of employee contributions pursuant to the plan. Company matching contributions of $-0- were charged to operations for the year ended December 31, 2010.

NOTE H

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that members' capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1 or its net capital would fail to equal 120% of the minimum net capital requirement.

At December 31, 2010, the Company had net capital of $118,735, which was $18,735 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 6.19 to 1 at December 31, 2010.

NOTE I

INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the FASB Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

As stated in Note A, taxable income or loss of the Company is included in the tax return of its members. The Company's members file U.S. federal income tax returns, and the Company files state income tax returns in several jurisdictions. Returns filed in these jurisdictions for tax years ended on or after December 31, 2007 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

As of December 31, 2010, the Company had no uncertain tax positions.

NOTE J

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company executes transactions involving the sale of securities not yet purchased. Such transactions expose the Company to off-balance sheet risk in the event the market value of securities sold short increases, subjecting the Company to trading losses. Management monitors the market value of these positions on a daily basis to control the risk associated with these sales.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Company is further exposed should Jefferies, which clears all of the Company's transactions and holds its securities, be unable to fulfill its obligations. The Company monitors the credit standing of Jefferies and all counterparties with which it conducts business.

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

NOTE K

EVALUATION OF SUBSEQUENT EVENTS

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 19, 2011, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

PRITCHARD CAPITAL PARTNERS, LLC
SUPPLEMENTARY INFORMATION
December 31, 2010

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Members' Equity	$ 1,627,330
Deductions and/or Charges	
Non-Allowable Investments	(99,520)
Non-Allowable Fixed Assets	(440,912)
Receivables Not Held in Control Accounts	(763,090)
Other Assets	(204,103)
Net Capital Before Haircuts on Securities Positions	119,705
Haircuts on Securities	(970)
Net Capital	$ 118,735
AGGREGATE INDEBTEDNESS	$ 735,557
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net Capital Required	$ 100,000
Excess of Net Capital	$ 18,735
Excess Net Capital at 120% of Minimum Net Capital Required	$ (1,265)
Ratio: Aggregate Indebtedness to Net Capital	6.19 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(Included in Part II of Form X-17A-5 as of December 31)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 118,735
Net Capital Per Above	$ 118,735

PRITCHARD CAPITAL PARTNERS, LLC
SUPPLEMENTARY INFORMATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Pritchard Capital Partners, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **Pritchard Capital Partners, LLC** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2010, **Pritchard Capital Partners, LLC** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Pritchard Capital Partners, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **Pritchard Capital Partners, LLC** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2010, **Pritchard Capital Partners, LLC** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

Pritchard Capital Partners, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **Pritchard Capital Partners, LLC** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2010, **Pritchard Capital Partners, LLC** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

LaPorte Sehrt
Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Managers
Pritchard Capital Partners, LLC

Independent Auditor's Report on Internal Control

In planning and performing our audit of the financial statements of **Pritchard Capital Partners, LLC** (the Company) for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

111 Veterans Memorial Boulevard, Suite 600, Metairie, LA 70005 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Suite 300, Covington, LA 70433-4012 • 985.892.5850 • Fax 985.892.5956
Town Hall West, 10000 Perkins Rowe, Ste. 200, Baton Rouge, LA 70810-1797 • 225.296.5150 • Fax 225.296.5151
WWW.LAPORTE.COM

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

LaPorte, Sehrt, Romig + Hand
A Professional Accounting Corporation

Metairie, LA
February 19, 2011

LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Managers
Pritchard Capital Partners, LLC

Independent Accountant's Report on Applying Agreed-Upon Procedures

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments on Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010, to December 31, 2010, which were agreed to by Pritchard Capital Partners, LLC, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Pritchard Capital Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Pritchard Capital Partners, LLC's management is responsible for Pritchard Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited financial statement for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

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4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. If there was any overpayment applied to the current assessment on Form SIPC-7, we compared it to the assessment form on which it was computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

LaPorte, Sehrt, Romig + Hand
A Professional Accounting Corporation

Metairie, LA
February 19, 2011